SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 19, 2002

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
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                    (Address of principal executive offices)

              Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- --------

          On November 19, 2002 Mr. Cees van der Hoeven, the President and Chief Executive Officer of Koninklijke Ahold N.V. (the "Company"), gave a speech at a press conference at the corporate headquarters elaborating on the results for the Company's 12-week quarter ended October 6, 2002. A copy of the speech is attached hereto as Exhibit 1.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           KONINKLIJKE AHOLD N.V.


Date:    November 19, 2002                 By:  /s/ A.M. Meurs
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                                               Name:  A.M. Meurs
                                               Title: Executive Vice President
                                                      and Chief Financial
                                                      Officer

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description

1. Speech of Mr. Cees van der Hoeven given on November 19, 2002 regarding third quarter 2002 results